LIBERATOR, INC.

2745 Bankers Industrial Drive

Atlanta, GA 30360

Telephone: (770) 246-6400

February 20, 2013

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Terence O’Brien

RE:  Liberator, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed October 11, 2012

File No. 000-53314

Dear Mr. O’Brien:

Set forth below are the responses by Liberator, Inc. to the comments received from you in a letter dated February 11, 2013.  We have reproduced your comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Annual Report on Form 10-K referenced above.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Operating Activities, page 24

1. You disclose that the primary reason for the reduction in cash was due to the increase in inventory levels of $144,662 offset by an increase in accounts payable of $120,517. In future filings please provide a robust discussion of the underlying reasons for the changes and quantify the impact of multiple or offsetting reasons. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response:  Our discussion regarding operating activities in our Form 10-Q for the three and six months ended December 31, 2012, filed on February 13, 2013, was expanded to include specific reasons for the changes in operating activities (see page 24).

Sufficiency of Liquidity, page 25

2. On page 17 you state that you were in “substantial” compliance with all of the material financial and other covenants required under your credit facility. In future filings please identify the required financial covenants, the required ratio or measure and your actual ratio or measure, and clearly state whether you were in compliance with all of your covenants. If you were not in compliance with all of your covenants, please clearly identify the covenants that you were not in compliance with and the consequences.

Terence O’Brien

Securities and Exchange Commission

February 20, 2013

Response:  Our credit facility does not have any financial covenants or ratio requirements and, as such, our disclosure has been revised to state that “we are current and in compliance with all terms and terms and conditions of the line of credit.” Refer to page 17 in our Form 10-Q for the three and six months ended December 31, 2012, filed on February 13, 2013, NOTE 9. LINE OF CREDIT.

Form 10-K for the Fiscal Year Ended June 30, 2012

Segment Information, page F-10

3. We note from your disclosure on page 8 and your website that you offer an array of products. In future filings please disclose your revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40 and 280-10-50-38.

Response:  Our disclosure now includes a table of sales by product type as a percentage of total net sales. Refer to page 22 in our Form 10-Q for the three and six months ended December 31, 2012, filed on February 13, 2013.

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In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact me directly at (770) 246-6426 or via fax at (770) 246-6401.

Sincerely,

LIBERATOR, INC.

/s/ Ronald P. Scott

Ronald P. Scott

Chief Financial Officer